

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-Mail
Mr. Souheil Jawad
President
Xtreme Healthcare Corporation
4438 Vandever Avenue
San Diego, California 92120

Re: Xtreme Healthcare Corporation
Form 8-K
Filed August 10, 2012
File No. 000-54542

Dear Mr. Jawad:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on August 10, 2012

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed and disclose the date as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the Board "determined not to continue with the accountants of Bluewood Acquisition Corporation."

2.   Please amend your filing to state, if true, that in connection with the audits of the Company's financial statements for the fiscal years ended December 31, 2011 and 2010, and in the subsequent interim period through June 30, 2012, the date of the dismissal of the former accountant, there were no disagreements with Anton & Chia, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant,

would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

3.   Please revise to disclose whether you have consulted with your newly appointed auditor during your two most recent fiscal years and the subsequent interim period preceding the appointment to comply with Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3476 if you have questions regarding comments on the financial statements, related matters or with any other questions.

Sincerely,

/s/ Joanna Lam

Joanna Lam
Staff Accountant
Office of Beverages, Apparel, and Mining